Exhibit (h)(6)(i)

AMENDED SCHEDULE A

with respect to the

RESTATED ADMINISTRATIVE SERVICES AGREEMENT

between

ING EQUITY TRUST

and

ING FUNDS SERVICES, LLC

Series	Administrative Fee
(as a percentage of average daily net assets)
ING Index Plus LargeCap Equity Fund	0.10%
ING Index Plus LargeCap Equity Fund II	0.10%
ING Index Plus LargeCap Equity Fund III	0.10%
ING Index Plus LargeCap Equity Fund IV	0.10%
ING Principal Protection Fund V	0.10%
ING Principal Protection Fund VI	0.10%
ING Principal Protection Fund VII	0.10%
ING Principal Protection Fund VIII	0.10%
ING Principal Protection Fund IX	0.10%
ING Principal Protection Fund X	0.10%
ING Principal Protection Fund XI	0.10%
ING Principal Protection Fund XII	0.10%